[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS, PC]
                                                             Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                             Robert S. McCormack
                                                                Bruce D. Pringle
                                                             Dean M. Smurthwaite
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada


June 27, 2007



Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      V2K INTERNATIONAL, INC.
         PRE-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2 FILED MAY 31, 2007
         FILE NO. 333-141201

Dear Ms. Long:

On behalf of V2K International, Inc. (the "Company" or "V2K"), we respond to the comments of the Staff in its letter dated June 13, 2007 as follows:

PROSPECTUS SUMMARY, PAGE 3 AND BUSINESS, PAGE 20

1. INCLUDE IN THE PROSPECTUS THE INFORMATION THAT YOU GAVE US IN RESPONSE TO PRIOR COMMENT 1: MARKETING SOURCE INTERNATIONAL LLC HAS ENGAGED IN ONLY PRELIMINARY DISCUSSIONS AS OF THIS DATE AND IS STILL NEGOTIATING AN EXCLUSIVE SALES ARRANGEMENT WITH THE OVERSEAS WINDOW COVERINGS MANUFACTURING SOURCE.

         RESPONSE: The Company proposes to include the suggested disclosure in its final prospectus to be filed pursuant to Rule 424(b)(3).

REVENUE RECOGNITION, PAGE FF-9

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 7 WHICH INDICATES THAT THE PRICE CHARGED TO FRANCHISEES IS DETERMINED ON A VENDOR BY VENDOR BASIS AND MAY BE IMPACTED BY CERTAIN DISCOUNTS. EVEN THOUGH THE PRICE MAY BE IMPACTED BY CERTAIN DISCOUNTS, IT IS STILL UNCLEAR HOW YOU DETERMINE THE PRICE CHARGED TO FRANCHISEES AND WHETHER OR NOT YOU ARE CHARGING YOUR FRANCHISEES A PRICE BASED ON A FIXED MARK UP DEPENDING ON THE VENDOR. PLEASE PROVIDE US EXAMPLES OF YOUR PRICING PROCEDURES FOR EACH VENDOR, WHICH SHOULD INCLUDE THE PRICE CHARGED BY THAT VENDOR, HOW YOU CALCULATED YOUR SALES PRICE TO THE FRANCHISEE, AND IF THAT PRICE WAS SUBSEQUENTLY NEGOTIATED OR CHANGED WITH THE FRANCHISEE AND THE REASONS WHY.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
June 27, 2007
Page 2



         RESPONSE: As indicated in our earlier response, the Company determines the prices charged to its franchisees for materials and supplies on a vendor-by-vendor basis. Determining factors include: the Company's costs of administrating the product line, orders and account(s) of the vendor; the Company's consolidated purchasing power with the vendor; and the end price to the franchisee vis-a-vis pricing an independent designer or decorator could receive for the same product from the same vendor.

         V2K has 12 to 14 vendors of product. It is always negotiating to obtain the best price. The vendor may be willing to give V2K any or all of the following:
             o    a lower price for certain products
             o    a rebate based upon the amount(s) purchased
             o    a prompt payment discount.

         After negotiating pricing terms, V2K then looks at the price it will charge its franchisees. V2K tries to keep some amount of the difference in price charged by the vendor and the price charged to the franchisee to offset its costs of administrating the product line - i.e., acting as liaison between the vendor and the franchisees, processing all the franchisees orders with the vendor and paying the vendor on behalf of the franchises. At the same time, V2K tries to charge a price to the franchisees that is lower than what someone could get from the same vendor, if acting independently, so that there is a benefit to being a V2K franchisee.

         Price charts for the V2K product line with a vendor are included in the software, which prices window treatments as they are designed by the franchisees. Therefore, V2K sends out periodic updates to the software to its franchisees to reflect price changes and refinements to the software.

         Large orders, those over approximately 25 windows, generally qualify for alternate pricing under a commercial bid/"call for quote" scenario. In these cases V2K works directly with the vendor to individually price these orders.

         The terms of the franchise agreement allows V2K to receive the difference in price charged by the vendor and the price charged to the franchisee. Section 5.11(b) of the Franchise Agreement states:

         "VENDOR DISCOUNTS. Some approved suppliers give or pay V2K discounts and/or advertising contributions based on purchases by V2K franchisees. V2K may direct that these amounts from approved suppliers be paid directly to V2K and/or to the Advertising Fund, at V2K's sole determination. Some or all of these amounts may be used by V2K to help offset its cost of administrating the marketing and promotional costs of the V2K system and responding to inquiries and complaints from V2K franchisee customers."

         It should be noted that franchisees are free to determine the price charged to their customers.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
June 27, 2007
Page 3


REVENUE RECOGNITION, PAGE FF-2

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 8 WHICH INDICATES THAT YOU ESSENTIALLY REVIEW THE ORDER PROPOSED BY THE FRANCHISEE AND MAKE CHANGES AS NEEDED. PLEASE TELL US WHETHER OR NOT YOUR REVIEW AND CHANGES OF THE PURCHASE ORDERS RESULT IN A CHANGE TO THE SELLING PRICE TO YOUR FRANCHISEE. TELL US HOW THESE CHANGES AND ANY CHANGES IN THESE PURCHASE ORDERS AND SELLING PRICE IMPACT YOUR ANALYSIS OF PARAGRAPH 9 OF EITF 99-19.

         RESPONSE: In cases where the amount on a purchase order is changed - whether because of an error or omission by the franchisee, or because the materials as ordered are inappropriate for the desired style of the window treatment -- the change does result in a change to the selling price to the franchisee. The Company believes that this situation fits within paragraph 12 of EITF 99-19 - The company is involved in the determination of product or service specifications.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures

Cc:      V2K International, Inc.
         Gordon, Hughes & Banks, LLP